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                             December 15, 2021

       Lawrence Martin
       Chief Financial Officer
       Hallador Energy Co
       1183 East Canvasback Drive
       Terre Haute, Indiana, 47802

                                                        Re: Hallador Energy Co
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            10-K filed March 9,
2021
                                                            File No. 001-34743

       Dear Mr. Martin:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 7. Managment's Discussion and Analysis of Financial Condition and Results of Operations.
       Results of Operations, page 32

   1. We note that you present the non-GAAP measure, Adjusted EBITDA as you believe it provides additional
information about your core operating performance. However, your calculation of the
measure for the quarter ended September 30, 2021 excludes charges such as asset
impairments and the loss from Hourglass Sands while retaining the gain on extinguishment of the
PPP loan. We see that you also present the non-GAAP measure
                                                        Adjusted Free Cash Flow
as a performance measure in a Form 8-K on November 9, 2021,
                                                        which also excludes
certain losses while retaining the gain mentioned above.

                                                        Tell us how you have
considered, in selecting the adjustments to be reflected in these non-
                                                        GAAP measures, the
guidance in the Answer to Question 100.03 of the Division's
                                                        Compliance & Disclosure
Interpretations of the Rules and Regulations on the use of non-
 Lawrence Martin
Hallador Energy Co
December 15, 2021
Page 2
         GAAP financial measures, where an inconsistent approach to adjusting for non-recurring gains and losses may be viewed as contrary to Rule 100(b) of Regulation G.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer
Gallagher, Staff Accountant, at (202) 551-3706 with any questions.



FirstName LastNameLawrence Martin                           Sincerely,
Comapany NameHallador Energy Co
                                                            Division of
Corporation Finance
December 15, 2021 Page 2                                    Office of Energy &
Transportation
FirstName LastName